UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): August 15, 2025

Nabors Energy Transition Corp. II

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41744	98-1729137
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

515 West Greens Road, Suite 1200
Houston, Texas 77067

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (281) 874-0035

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, par value $0.0001 per share, and one-half of one warrant	NETDU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	NETD	The Nasdaq Stock Market LLC
Warrants, exercisable for one Class A ordinary share at an exercise price of $11.50 per share	NETDW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Nabors Energy Transition Corp. II (the “Company”) previously announced a proposed business combination with e2Companies LLC, a Florida limited liability company (“e2”).

On August 15, 2025, the Company issued an unsecured promissory note to Nabors Lux 2 S.a.r.l., a private limited liability company (société à responsabilité limitée) incorporated in the Grand Duchy of Luxembourg (“Nabors Lux”), an affiliate of Nabors Energy Transition Sponsor II LLC (the “Sponsor”), in the principal amount of $250,000 (the “Note”) in connection with the Extension (as defined below). The Note bears no interest and is due and payable upon the earlier to occur of (i) the date on which the Company consummates its initial business combination and (ii) the liquidation of the Company on or before September 19, 2025, unless such date is extended pursuant to the Company’s second amended and restated memorandum and articles of association (the “Amended Articles”), or such later liquidation date as may be approved by the Company’s shareholders.

If the Company consummates an initial business combination, it will repay the loan out of the proceeds of the trust account for its public shareholders (the “Trust Account”) or, at the option of the Sponsor, convert all or a portion of the loan into warrants for $1.00 per warrant, which warrants will be identical to the warrants issued by the Company in a private placement in connection with the Company’s initial public offering. If the Company does not consummate an initial business combination, the Company will repay the loan only from funds held outside of the Trust Account.

The issuance of the Note was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended.

The foregoing description of the Note is qualified in its entirety by reference to the full text of the Note, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K and incorporated herein by reference.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The disclosure set forth in Item 1.01 of this Current Report on Form 8-K with respect to the Note is incorporated by reference in this Item 2.03.

Item 3.02	Unregistered Sales of Equity Securities.

The disclosure set forth in Item 1.01 of this Current Report on Form 8-K with respect to the Note is incorporated by reference in this Item 3.02.

Item 8.01	Other Events.

On August 15, 2025, the Company issued a press release announcing that the Company’s board of directors has elected to extend the date by which the Company has to consummate an initial business combination from August 18, 2025 to September 18, 2025 (the “Extension”), as permitted under the Amended Articles. In connection with the Extension, Nabors Lux has deposited $250,000 into the Trust Account.

A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Important Information for Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

In connection with the transactions contemplated by the Business Combination Agreement and Plan of Reorganization, dated February 11, 2025 (the “Transactions”), the Company and e2 will file with the U.S. Securities and Exchange Commission (the “SEC”) the Registration Statement on Form S-4 (the “Registration Statement”), which will include (i) a preliminary prospectus of the Company relating to the offer of securities to be issued in connection with the Transactions, (ii) a preliminary proxy statement of the Company to be distributed to holders of the Company’s capital shares in connection with the Company’s solicitation of proxies for vote by the Company’s shareholders with respect to the Transactions and other matters described in the Registration Statement and (iii) a consent solicitation statement of e2 to be distributed to unitholders of e2 in connection with e2’s solicitation for votes to approve the Transactions. The Company and e2 also plan to file other documents with the SEC regarding the Transactions. After the Registration Statement has been declared effective by the SEC, a definitive proxy statement/consent solicitation statement/prospectus will be mailed to the shareholders of the Company and unitholders of e2. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND E2 ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS CONTAINED THEREIN (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ALL OTHER DOCUMENTS RELATING TO THE TRANSACTIONS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS.

Investors and security holders will be able to obtain free copies of the proxy statement/consent solicitation statement/prospectus and other documents containing important information about the Company and e2 once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by the Company may be obtained free of charge from the Company’s website at www.nabors-etcorp.com or by written request to the Company at 515 West Greens Road, Suite 1200, Houston, TX 77067.

Participants in the Solicitation

The Company, Nabors Industries Ltd., e2 and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the Transactions. Information about the directors and executive officers of the Company is set forth in the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2024, filed with the SEC on April 2, 2025. To the extent that holdings of the Company’s securities have changed since the amounts printed in the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2024, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/consent solicitation statement/prospectus and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements”. All statements, other than statements of present or historical fact included herein, regarding the Transactions, the Company’s and e2’s ability to consummate the Transactions, the benefits of the Transactions and the Company’s and e2’s future financial performance following the Transactions, as well as the Company’s and e2’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on the Company and e2 management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, the Company and e2 disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. The Company and e2 caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of the Company and e2. These risks include, but are not limited to, general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability of the parties to successfully or timely consummate the Transactions or to satisfy the conditions to the closing of the Transactions, including satisfaction of the minimum proceeds condition and the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company; the risk that the approval of the shareholders of the Company for the Transactions is not obtained; the failure to realize the anticipated benefits of the Transactions, including as a result of a delay in consummating the Transactions or difficulty in, or costs associated with, integrating the businesses of the Company and e2; the amount of redemption requests made by the Company’s shareholders; the outcome of any current or future legal proceedings or regulatory investigations, including any that may be instituted against the Company or e2 following announcement of the Transactions; the occurrence of events that may give rise to a right of one or both of the Company and e2 to terminate the definitive agreements related to the Transactions; difficulties or delays in the development of e2’s business; the risks related to the rollout of e2’s business and the timing of expected business milestones; potential benefits and commercial attractiveness to its customers of e2’s products; the potential success of e2’s marketing and expansion strategies; the effects of competition on e2’s future business; the ability of e2 to convert its currently contracted revenues from new original equipment manufacturer sales and energy service agreements into actual revenue; the ability of e2 to recruit and retain key executives, employees and consultants; and the ability of e2 management to successfully manage a public company. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the Company’s expectations can be found in the Company’s periodic filings with the SEC, including the Company’s Annual Report on Form 10-K/A filed with the SEC on April 2, 2025 and any subsequently filed Quarterly Reports on Form 10-Q. The Company’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Item 9.01	Financial Statements and Exhibits.

(d)     Exhibits

Exhibit No.	Description
10.1	Promissory Note, dated as of August 15, 2025, issued to Nabors Lux by the Company.
99.1	Press Release, dated August 15, 2025.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2025

NABORS ENERGY TRANSITION CORP. II

By:	/s/ Anthony G. Petrello
Name:	Anthony G. Petrello
Title:	President, Chief Executive Officer and Secretary

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